SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Amendment #1

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 2, 2002

Date of Earliest Event Reported: April 29, 2002

Direct Response Financial Services, Inc.
(Exact Name of Registrant as Specified in its Charter)

Relevant Links, Inc.
(Former Name of Registrant)

Colorado   84-1547578
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   333-52268

7080 N. Whitney, Suite 101
Fresno, CA 93720
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (559) 434-1565

(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT

None

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS

On April 29, 2002, our Board of Directors through our president approved and executed an Agreement and Plan of Reorganization with Direct Response Financial Services, Inc., a Delaware Corporation. The plan resulted in the issuance of six (6) million common shares of Relevant Links, Inc. at no par value to the Shareholders of Direct Response Financial Services Inc. in exchange for all outstanding shares of Direct Response Financial Services, Inc.

Direct Response Financial Services, Inc. intends to provide financial services to the direct response retail industry. Many of these retailers market products on television through the use of infomercials.

The Shareholders, Officers and Directors of Direct Response Financial Services, Inc. had no prior relationship with the registrant, any affiliates of the registrant, any director or officer of the registrant, or any associate of any such director or officer. Relevant Links, Inc. sought potential opportunities to expand operations and initiated contact with Direct Response Financial Services, Inc.

The Board considered, including but not limited to the following factors when determining the amount of consideration for this purchase: the historic losses of the company, lack of significant revenues, difficulties implementing the current business plan resulting from the availability of open source code competitive software product, when making its valuation of the compensation related to the exchange of common shares pursuant to the agreement. The Board further considered the potential revenue of the intended financial products associated intended by Direct Response Financial Services, Inc. and felt the agreement would be beneficial to the shareholders.

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP

None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

None

ITEM 5.   OTHER EVENTS

On April 29, 2002, it was resolved by the Board that Rodney Ray would be appointed to the Board of Directors to fill one of the vacancies created by resignations of past Board members and to serve until the next annual meeting of the shareholders.

Effective April 29, 2002 the Board of Directors appointed Rodney Ray to serve as the company's President.

On April 29, 2002, it was resolved by the Board of Directors that corporation's name would be changed to Direct Response Financial Services, Inc.

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.

None

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

Report of Independent Certified Public Accountants

Board of Directors
Direct Response Financial Services, Inc.

We have audited the accompanying balance sheet of Direct Response Financial Services, Inc. (A Development Stage Company), as of April 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (April 24, 2002) through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Response Financial Services, Inc. as of April 30, 2002, and the results of its operations and cash flows for the period from inception (April 24, 2002) through April 30, 2002, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 4, the Company has minimal working capital and no business operations, which raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Miller and McCollom

MILLER AND MCCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
July 1, 2002

Direct Response Financial Services, Inc.
(a Development Stage Company)
Balance Sheet
April 30, 2002

ASSETS

ASSETS
Current assets $ 0
         Total assets $ 0

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current liabilities $ 0
         Total liabilities $ 0

STOCKHOLDER'S EQUITY
    Common Stock, 10,000 shares authorized, par value $.001,
      10,000 shares issued and outstanding   10
    Additional paid-in capital   5,990
    (Deficit) accumulated during the development stage   (6,000)
         Total stockholders' equity $ 0

         Total liabilities and stockholders' equity $ 0

Direct Response Financial Services, Inc.
(a Development Stage Company)
Statement of Operations
April 24, 2002 (Inception) through April 30, 2002

Revenue	$	0
Expenses		
Consulting services paid by issuing stock		6,000
Total expenses		6,000
Net (loss)	$	(6,000)
(Loss) per share		(.60)
Weighted average shares outstanding		10,000

The accompanying notes to financial statements are an integral part of this statement.

Direct Response Financial Services, Inc.
(a Development Stage Company)
Statement of Shareholders' Equity
April 24, 2002 (Inception) through April 30, 2002

	Shares	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance, April 24, 2002		$ -	$ -	$ -	$ -
Shares issued for consulting services	10,000	10	5,990	-	6,000
Net loss from inception through April 30, 2002		-	-	(6,000)	(6,000)
Balance, April 30, 2002	10,000	$ 10	$ 5,990	$ (6,000)	$ -

Direct Response Financial Services, Inc.
(a Development Stage Company)
Statement of Cash Flows
April 24, 2002 (Inception) through April 30, 2002

Cash flows from operating activities:		
Net loss	$	(6,000)
Adjustments to reconcile net loss to net cash used in operating activities		
Consulting fees paid by issuing stock		6,000
Net cash provided (used) by operating activities		-
Cash flows from investing activities		0
Cash flows from financing activities		0
Net increase in cash and cash at end of period	$	0
Supplemental disclosure of cash flow information:		
Cash paid during period for:		
Interest		-
Income taxes		-
Summary of non-cash transactions:		
Consulting services paid by issuing stock	$	6,000

The accompanying notes to financial statements are an integral part of this statement.

Direct Response Financial Services, Inc.
(a Development Stage Company)
Notes to the Financial Statements
April 24, 2002 (Inception) through April 30, 2002

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Direct Response Financial Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization

The Company was incorporated in the State of Delaware on April 24, 2002. The Company is in the development stage and has had no significant operations.

Description of Business

The Company is engaged in the development of financial services for the direct response industry.

Revenue Recognition

The Company does not yet have any revenues.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to consist of demand deposits in banks and cash on hand with an initial maturity of 90 days of less.

Advertising Costs

The Company has no advertising costs.

Income Taxes

Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

Per Share Information

Per share information is computed by dividing net income (loss) for the period by the weighted average number of shares outstanding.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continuation)

Risks and Uncertainties

The Company is subject to substantial business risks and uncertainties inherent in starting a new business. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds necessary for launching a new business venture.

Start-Up Costs

The Company adopted Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-Up Activities." SOP 98-5 requires that all non-governmental entities expense the cost of start-up activities, including organizational costs as those costs are incurred.

Note 2 - Shareholders' Equity

The Company issued 10,000 shares of its common stock in payment on consulting fees incurred as a result of the development of its business plan. In accordance with FAS 123, this stock was recorded at $6,000, which was the estimated fair value of the services performed at a weighted-average price of $.60 per share.

As of April 30, 2002, the Company has authorized 10,000 shares with 10,000 shares outstanding.

Note 3 - Income Taxes

As of April 30, 2002, the Company has an estimated net operating loss carryforward of $6,000 available to offset future taxable income. The net operating loss carryforward, if not used, will expire in 2022. No deferred income taxes have been recorded because of the uncertainty of future taxable income to offset.

Significant components of the Company's net deferred income tax asset are as follows:

Benefit from net operating loss carryforward	1,110
Less: Valuation allowance	(1,110)
Net deferred income tax asset	-

The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

Tax (benefit) at federal statutory rate	(15.00)%
State tax (benefit), net of federal benefit	(3.50)
Valuation allowance	18.50
Tax provision (benefit)	00.00%

Note 4 - Basis of Presentation

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern. However, the Company has minimal working capital and no business operations, which raises substantial doubt about the Company's ability to continue as a going concern. Management is attempting to obtain capital for a new business. Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

Relevant Links, Inc.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared to demonstrate the acquisition of all issued and outstanding shares of Direct Response Financial Services, Inc. (DRFS) on April 29, 2002 by Relevant Links, Inc. (RVLK). The pro forma condensed financial information is based on the following:

1. The unaudited historical financial statements as of April 30, 2002 and for the three months then ended;

2. The DRFS audited historical financial statements as of April 30, 2002 and for the period from inception (April 24, 2002) through April 30, 2002;

3. The audited historical consolidated financial statements for the year ended January 31, 2002;

4. Pro forma adjustments as described in the accompanying notes.

The pro forma condensed combined balance sheet as of April 30, 2002 and the pro forma condensed combined statements of operations for the year ended January 31, 2002 and the three months ending April 30, 2002 gives effect to the acquisition of DRFS as if it occurred by purchase as of February 1, 2001.

Related pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed combined financial information is based upon available information, which has been used solely for the purposes of developing such unaudited pro forma financial information. The unaudited pro forma condensed combined financial information does not purport to represent what the results of operations or financial condition would have been had the acquisition of DRFS occurred as of the pro forma dates specified above, or to project the results of operations or financial condition for any future period or date.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes.

Relevant Links, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet
April 30, 2002

	RVLK	DRFS	Pro Forma Adjustments	Pro Forma Combined
ASSETS				
Current assets	0	0	-	0
Total assets	$ 0	$ 0	$ -	$ 0
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Current liabilities	0	0	-	0
Total liabilities	0	0	-	0
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock	429,950	6,000	(6,000)	429,950
Accumulated deficit	(429,950)	(6,000)	6,000	(429,950)
Total stockholders' equity	0	0	-	0
Total liabilities and stockholders' equity	$ 0	$ 0	$ -	$ 0

Relevant Links, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the three months ending April 30, 2002

	RVLK	DRFS	Pro Forma Adjustments	Pro Forma Combined
Revenue	$ 0	$ 0	$ -	$ 0
Expenses				
Consulting services	-	6,000	-	6,000
Total expenses	0	6,000	-	6,000
Net loss from continuing operations	-	(6,000)	-	(6,000)
Interest income	55	-	-	55
Earning (loss) from continuing operations	$ 55	$ (6,000)	$ -	$ (5,945)
Discontinued operations:				
(Loss) from discontinued operations	(63,812)	-	-	(63,812)
Gain on disposal of discontinued operations	7,242	-	-	7,242
Net (loss)	$ (56,515)	(6,000)	-	(62,515)
Loss per share	$ (0.01)	$ (0.60)	$ -	$ (0.01)
Weighted average number of shares outstanding	7,794,750	10,000	-	7,794,750

Relevant Links, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ending January 31, 2002

	RVLK	DRFS	Pro Forma Adjustments	Pro Forma Combined
Revenue	$ 0	$ -	$ -	$ 0
Expenses				
Consulting services	-	-	-	-
Total expenses	0	-	-	0
Net loss from continuing operations	-	-	-	-
Interest income	2,072	-	-	2,072
Gain on sales of subsidiaries	(5,176)	-	-	(5,176)
Earning (loss) from continuing operations	$ (3,104)	$ -	$ -	$ (3,104)
Discontinued operations:				
(Loss) from discontinued operations	(157,103)	-	-	(157,103)
Net (loss)	$ (160,207)	-	-	(160,207)
Loss per share	$ (0.02)	$ -	$ -	$ (0.02)
Weighted average number of shares outstanding	7,734,938	-	-	7,734,938

The accompanying notes are an integral part of this statement.

Relevant Links, Inc.

Notes to the Condensed Combined Financial Statements

Note 1 - Basis of Presentation

Relevant Links, Inc. (the Company) entered into an agreement on April 29, 2002 with Direct Response Financial Services, Inc. (DRFS), whereby the Company acquired 100% of DRFS. As consideration for DRFS, the Company issued 6,000,000 common shares to the shareholders of DRFS in exchange for 100% of the outstanding shares of DRFS.

No assets were acquired in the transactions, and accordingly, no value was assigned to the shares exchanged.

Note 2 - Pro Forma Adjustments

The following adjustments were made in preparation of these statements:

(a) Adjustment to reflect acquisition as if it occurred on February 1, 2001.

Note 3 - New Accounting Pronouncements

 In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (FAS 141) and No. 142, Goodwill and Other Intangible Assets (FAS 142). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of FAS 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. FAS 141 and FAS 142 have been applied to the DRFS transaction.

Note 4 - Subsequent Events

On June 13, 2002, Relevant Links, Inc. changed its name to Direct Response Financial Services, Inc.

Exhibits

Exhibit (2) – Agreement and Plan of Reorganization - effective April 29, 2002 is attached and incorporated into this current report.

Exhibit (23) - Consent of Accountant - is attached and incorporated into this report.

ITEM 8.   CHANGE IN FISCAL YEAR.

None

ITEM 9.   SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S

None

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

                                        Direct Response Financial Services, Inc.

                                        /s/ Rodney Ray
                                        By: Rodney Ray
                                        President

Date: July 2, 2002